SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33,700,394/0001-40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON APRIL 08, 2005.

VENUE AND TIME: Av. Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo, at 4:30 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Appointed as Chairman of the Board of Directors Mr. PEDRO SAMPAIO MALAN, Brazilian citizen, divorced, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 160.639 – Aeronautic Ministry (“Ministério da Aeronáutica”) and enrolled with Individual Taxpayers´ Enrollment (“Cadastro da Pessoa Física” – “CPF”) under N. 028.897.227-91, and as Vice-Chairman Mr. PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 19.979.952-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 551.222.567-72.

2. Reelected to the Board of Officers, with term until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30, 2006, Messrs.: 1. EXECUTIVE PRESIDENT: Elected: PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 19,979,952-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 551,222,567-72; 2. EXECUTIVE VICE PRESIDENTS: 2.1. MARCIO DE ANDRADE SCHETTINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 88-1-03244-2-CREA-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N.662.031.207-15; 2.2. DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 04.389.036-7-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N.847.078.877-91; 3. VICE PRESIDENTS: 3.1. GERALDO TRAVAGLIA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 3,166,619/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 573,620,338-34; 3.2. JOSÉ CASTRO ARAÚJO RUDGE, Brazilian citizen, married, insurance worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1375, 8th floor, bearer of the Identity Card RG N. 14,209,727-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 033,846,588-09; 3.3. JOSÉ LUCAS FERREIRA DE MELO, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of the Identity Card RG N. 403,933/SSP-DF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 117,307,901-78; 4. EXECUTIVE OFFICER: 4.1. ANTONIO FERNANDO CHECCHIA WEVER, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RG N. 12,147,128-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 086,579,608-42; 4.2. CELSO SCARAMUZZA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 5.655.237-3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 680.415.518-15; 4.3. DANIEL LUIZ GLEIZER, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 4,249,867-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 628,724,277-91 4.4. EDWIN RINDT, German citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card for Foreigners RNE N. V115157-E and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 174,506,468-03; 4.5. JOSÉ ROBERTO HAYME, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 37,905,819-4-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 634,949,067-34; 4.6. NICOLAU FERREIRA CHACUR, Brazilian citizen, single, graduated in law, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 020,219,099-7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 116,519,328-08; 4.7. ORESTES ALVES DE ALMEIDA PRADO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 3,453,159-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 271,787,148-91; 4.8. OSIAS SANTANA DE BRITO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of Identity Card RG N. 16,269,909-8/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 028,480,028-75; 4.9. RICARDO STERN, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 6,951,830-0-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 082,386,318-23; 4.10 ROBERTO LAMY, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 6,715,293-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 948.961.198-00; 4.11. ROGÉRIO CARVALHO BRAGA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 8,130,174/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 625,816,948-15; 4.12. TIAGO JORGE ROCHA E SILVA MATHEUS DAS NEVES, Portuguese citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card for Foreigners RNE N. V182641-J and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 213,745,348-70; 5. OFFICERS: 5.1. ALFREDO ALTHEN SCHIAVO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 9,822,620-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 034,623,258-92; 5.2. ANTONIO CARLOS AZEVEDO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 12,384,459/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 015,671,788-39; 5.3. ANTONIO CARLOS AZZI JUNIOR, Brazilian citizen, divorced, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 14,167,985/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,319,098-84; 5.4. ARTUR AMBRÓSIO GREGÓRIO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of the Identity Card RG N. 7,831,174-3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 812,724,808-87; 5.5. CARLOS HENRIQUE AGUIAR RODRIGUES CATRAIO, Portuguese citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of the Identity Card RG N. 12,649,542-7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 572,448,987-20; 5.6. CLAUDIO CORACINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 7th floor, bearer of Identity Card RG N. 6,998,962/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 673,443,138-04; 5.7. CLÁUDIO JOSÉ COUTINHO ARROMATTE Brazilian citizen, married, electricist engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 05,720,178-2/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 834,968,407-06; 5.8. EDUARDO FRANCISCO DE CASTRO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 05,861,064-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 834,968,407-06; 5.9. FRANCISCO DE ASSIS CREMA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 4,132,770-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 076,986,238-15; 5.10. UMBERTO PADULA FILHO, Brazilian citizen, married, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 69, 5th floor, bearer of Identity Card RG N. 05,725,245-4/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 567,839,819-91; 5.11. IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 05,346,062-2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 789,938,907-06; JOSÉ RAMON DO AMARAL GOMEZ, Brazilian citizen, married, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 16,540,919-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 104,437,238-93; 5.12. JOSÉ RUBENS SPADA JUNIOR, Brazilian citizen, married, mechanic-aeronautic engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of the Identity Card RG N. 16,153,784/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 063,365,528-70; 5.13. LUIS TADEU MANTOVANI SASSI, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 7,801,922/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 016,082,558-08; 5.14. LUIZ MAURICIO LAMENZA DE MORAES JARDIM, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of Identity Card RG N. 04,511,435-2/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 777,590,607-34; 5.15. MARCELO DA SILVA MITRI, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 5,023,613,697/SJS-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 361,217,890-34; 5.16. MARCELO LUIS ORTICELLI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 12,993,534-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040,509,508-20; 5.17. MARCIA MARIA FREITAS DE AGUIAR, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 3rd floor, bearer of Identity Card RG N. 28,972,389-9/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 951,718,947-87; 5.18. MARCOS BRAGA DAINESI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 10,202,309/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 748,104,137-72; 5.19. MARCOS AUGUSTO CAETANO DA SILVA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 06,366,045-0/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 810,633,777-49 5.20. MARCOS CAVALCANTE DE OLIVEIRA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card N. 42,908-OAB-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 466,424,397-91; 5.21. NILTON SÉRGIO SILVEIRA CARVALHO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 8,559,290/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 801,611,898-49; 5.22. PAULO MEIRELLES DE OLIVEIRA SANTOS, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 03,687,791-8/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 628,763,177-53; 5.23. PLÍNIO CARDOSO DA COSTA PATRÃO Brazilian citizen, married, ENGINEER, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 10,291,658-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 042,552,938-05; 5.24. RICARDO AMAND, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 11,605,865/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 022,232,628-05; 5.25. RICARDO COUTINHO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 12,915,162-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040,432,888-16; 5.26. ROGÉRIO DE MOURA ESTEVÃO JUNIOR, Brazilian citizen, married, mechanic engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 05,251,076-5-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 824,142,207-59; 5.27. ROGÉRIO VASCONCELOS COSTA, Brazilian citizen, married, bank worker, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Av. Cristovão Colombo, 485, 10th floor, bearer of Identity Card RG N. 19,294,696/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 111,766,598-47; 5.28. ROMILDO GONÇALVES VALENTE, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card of the Ministry of Army N. 014,764,463-7/SIE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 846,381,417-49; 5.29. RUBEM ROLLEMBERG HENRIQUES, Brazilian citizen, divorced, businessman and systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 04,171,438-7/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 553,644,207-44; 5.30. RUBENS DOS REIS CAVALIERI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 04,846,834-2/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 847,722,397-15; 5.31. SANDRA CRISTINA MARTINELLI SILVA CAHIZA, Brazilian citizen, married, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card RG N. MG-1,690,942/SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 074,189,768-79; 5.32. SÉRGIO RICARDO JURUENA DA COSTA BRAGA, Brazilian citizen, married, engineer, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 69, 5th floor, bearer of Identity Card RG N. MG-070551102-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 958,210,827-49; 6. DEPUTY OFFICER: 6.1. ANDREA ALVIM GENOVESI, Brazilian citizen, married, graduated in mathematics, domiciled in the city of Curitiba, State of Paraná, at Rua Marechal Deodoro, 421 , upper floor, bearer of Identity Card RG N. 18,993,943-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 070,201,648-97; 6.2. ANDRÉ FERRARI, Brazilian citizen, single, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 23,293,227-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 087,004,058-84; 6.3. ANTONIO JOSÉ ROCHA DE ALMEIDA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 9,070,666-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 034,249,048-64; 6.4. CARLOS EDUARDO DE ALMEIDA SANTOS, Brazilian citizen, married, businessman, domiciled in the city of Recife, State of Pernambuco, at Av. Conselheiro Aguiar, 3924, 1st floor, bearer of Identity Card RG N. 100,115,8979-SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 186,682,914-91; 6.5. CARLOS ELDER MACIEL DE AQUINO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N 1,807,320-SSP-PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 226,993,094-00; 6.6. CLAUDIA POLITANSKI, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 3rd floor, bearer of Identity Card RG N. 16,633,770-5/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 132,874,158-32; 6.7. EDUARDO CORSETTI, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Passagem, 170, 9th floor, bearer of Identity Card RG N. 9,948,937-5/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 118,455,578-83; 6.8. ELISABETE SZABO, Brazilian citizen, widow, biologist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 04,142,514/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 667,740,397-15; 6.9. FÁBIO DE SOUZA ARANHA CASCIONE, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 22,739,367-3/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153,266,728-04; 6.10. FERNANDO BARÇANTE TOSTES MALTA, Brazilian citizen, divorced, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 07.292.860-9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 992.648.037-34; 6.11. FERNANDO DELLA TORRE CHAGAS, Brazilian citizen, single, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 7th floor, bearer of Identity Card RG N. 19.355.069-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 162.259.718-40; 6.12. GUILHERME DE ALENCAR AMADO Brazilian citizen, married, economist, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Cristóvão Colombo, 485, 8th floor, bearer of the Identity Card RG N. M-2,451,235-SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 513,589,056-49; 6.13. HERMES EDUARDO MOREIRA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 10,275,071-8-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 802,769,897-91; 6.14. IBRAHIM JOSÉ JAHMOUR, Brazilian citizen, divorced, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of the Identity Card RG N. 1,848,471-4/SSP-PR and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 500,158,269-53; 6.15. IURI GARCIA ZACHARIAS, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 03,539,581-82/SSP-BA and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 423,551,845-34; 6.16. JANIO FRANCISCO FERRUGEM GOMES, Brazilian citizen, married, engineer and economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of Identity Card RG N. 17,503,576-3/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,401,848-89; 6.17. JORGE LUIZ VIEGAS RAMALHO, Brazilian citizen, married, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 07,592,995-0/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 004,281,877-06; 6.18. JOSÉ CRISTOVÃO MARTINS, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles, 130, Block C, Third Level, bearer of Identity Card RG N. 7,297,283-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 758,344,218-49; 6.19. JULIO FREITAS INGLEZ DE SOUSA, Brazilian citizen, divorced, lawyer, domiciled in the city of Campinas, State of São Paulo, at Av. General Osório, 241, 4th floor, bearer of Identity Card RG N. 16,512,411/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 111,119,948-54; 6.20. LUIZ GONZAGA ARENA JUNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles, 130, Block A, Second Level, bearer of Identity Card RG N. 10,872,082-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 047,009,448-62; 6.21. MANUEL GOMES PEREIRA, Portuguese citizen, married, auditor, domiciled in the city of São Paulo, State of São Paulo, at Rua Direita, 250, 7th floor, bearer of Identity Card RNE N. W408845-T-DPMAF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 906.357.958-68; 6.22. MARCELLO PIRES DOS SANTOS FERREIRA, Brazilian citizen, judicially separated, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 04,698,080-1/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 018,020,017-86; 6.23. MARCELO ADRIANO DE PAULOS, Brazilian citizen, single, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 9th floor, bearer of Identity Card RG N. 08,764,769-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 018,020,017-86; 6.24. MARCELO ANTONIO MONTES VIEIRA, Brazilian citizen, single, bank worker, domiciled in the city of Brasília, Federal District, at SCRS 503 BL A Suite 65, 1st Floor, bearer of Identity Card RG N. 18,870,470-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 093,209,578-00; 6.25. MARCELO ARIEL ROSENHEK, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of Identity Card RG N. 14,230,270/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153,132,578-54; 6.26. MARCELO FIGUEIREDO SALOMON, Brazilian citizen, separated, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RG N. 32,739,395-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 444,021,801-63; 6.27. MARCELO TONHAZOLO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 13,444,697/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 131,482,268-36; 6.28. MARCIA KLINKE DOS SANTOS, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N. 9,341,151-0/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 037,333,268-81; 6.29. MARCO ANTONIO DE OLIVEIRA, Brazilian citizen, divorced, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 13th floor, bearer of Identity Card RG N. 13,793,467/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 042,095,488-04; 6.30. MARCOS EDUARDO BUCKTON DE ALMEIDA, Brazilian citizen, married, mechanical engineer, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 04,518,691-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 610,768,137-04; 6.31. MARCOS RIMOLI PRÓSPERO, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 13th floor, bearer of Identity Card RG N. 12,857,904-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 050,111,508-01; 6.32. MARCOS SILVA MASSUKADO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 10th floor, bearer of Identity Card RG N. 15,709,683-X-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 144,101,198-69; 6.33. MARIA CÉLIA FURLANI DE MENDONÇA CAMARGO, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Salvador, State of Bahia, at Av. Antonio Carlos Magalhães, 585, upper floor, bearer of Identity Card RG N. 04,047,711-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 430,048,737-53; 6.34. MARIA CRISTINA D’ÁVILA VILLELA VIEITAS, Brazilian citizen, married, businesswoman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 08,942,267-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 025,252,497-71; 6.35. MARIA ELIENE DALVI, Brazilian citizen, single, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 806,710/SSP-ES and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 948,069,007-10; 6.36. MARIO HENRIQUE MARTINS, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 36,068,252-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 797,644,527-87; 6.37. NICOLAS ALFREDO WSEVOLOJSKOY, Belgian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card for Foreigners RNE N. W65,9900-Z-SE/DPMAF/DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 212,974,298-00; 6.38. PAULO ROBERTO SCHIAVON DE ANDRADE, Brazilian citizen, married, electricist engineer, domiciled in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Don Pedro II, 1351, 9th floor, bearer of Identity Card RG N. 70,168,338-61/SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 522,744,890-68; 6.39. RAQUEL BREIDENBACH LANGHANZ, Brazilian citizen, married, bank worker, domiciled in the city of Porto Alegre, State of Rio Grande do Sul, at Rua ete de Setembro, 1069, bearer of Identity Card RG N. 6,050,530,581/SJTC-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 613,037,550-68; 6.40. RENZO REGINI, Italian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, in the State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RNE N. V125884-E-SE/PPMAF-DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 166,279,778-85; 6.41. SÉRGIO GOLDMAN, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RG N. 3.133.345-SSP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 890.392.117-87; 6.42. SILVIO JOSÉ FONSECA DE CARVALHO, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Ribeirão Preto, State of São Paulo, at Rua Américo Brasiliense, 251, 1st floor, bearer of Identity Card RG N. 06.654.930-4-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 852.718.707-82; 6.43. VALERIA SALOMÃO GARCIA, Brazilian citizen, single, graduated in Economy, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 18.692.472-0-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153.612.588-14.

3. Elected to the Board of Officers, for the same term of office as the Officers reelected hereinabove, i.e., up to the next meeting of the Board of Directors to be held until April 30, 2006, Messers.: 1. Executive Vice President: DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Avenida Nações Unidas, 12901, 23rd floor, bearer of Identity Card RG No. 04.389.036-7 IFP-RJ and enrolled with CPF under No. 847.078.877-91; 2. Vice President: JOSÉ LUCAS FERREIRA DE MELO, Brazilian citizen, married, accountant, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 4th floor, bearer of the Identity Card RG No. 403.933/SSP-DF and enrolled with CPF under No. 117.307.901-78; 3. Executive Officer: IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG No. 05.346.062-2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 789.938.907-06; and 4. Officer: JULIO ALMEIDA GOMES, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 17th floor, bearer of Identity Card issued by the Aeronautic Ministry (“Ministério da Aeronáutica”) No. 388.368 and enrolled with CPF under No. 520.995.046-87.

4. Pursuant to item “j” of Article 16 of the Company’s By-laws, this Board decided to appoint as responsible by the below mentioned departments, the following members of the Board of Officers, as set forth below:

DEMOSTHENES MADUREIRA DE PINHO NETO
Executive Vice-President responsible for the operational and administrative management of proper activities regarding wholesale banking, companies and investments, comprising the abroad premises and national and abroad distribution, as well as responsible for real estate management;

MARCIO DE ANDRADE SCHETTINI
Executive Vice-President responsible for operational and administrative management of proper activities regarding retail banking, comprising branches network, as well as other premises, and activities related to commercial banking and the excise’s companies;

JOSÉ CASTRO ARAÚJO RUDGE
Vice-President responsible for insurance and private pension plan departments;

JOSÉ LUCAS FERREIRA DE MELO
Vice-President responsible for Auditing, Legal, Compliance Legal and Institutional Relationship departments;

GERALDO TRAVAGLIA FILHO
Vice-President responsible for planning, controlling, accounting and systems management departments;

DANIEL LUIZ GLEIZER
Executive Officer responsible for treasury department;

MARCOS AUGUSTO CAETANO DA SILVA FILHO
Officer responsible for personal and corporate communication departments.

5. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which Unibanco is subjected to, this Board decided to indicate the following members of the Board of Officers as responsible for the departments mentioned below:

ANTONIO FERNANDO CECCHIA WEVER
Officer incumbent of the Development Portfolio; and Officer incumbent of the Credit Derivative Operations - Rules ("Resoluções”) N.2933/2002.

CARLOS HENRIQUE AGUIAR RODRIGUES CATRAIO
Officer incumbent of Risk Department in the Wholesale Banking Group – Rule (“Circular”) N.2977/2000

CLAUDIA POLITANSKI
Officer incumbent of the Register – “UNICAD” System Information – Rule (“Circular”) N. 3165/2002

IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR
Officer incumbent of the Deposit Accounts – Rules (“Resoluções”) N. 2025/1993 and 2078/194 and “Circular” N. 2452/1994 Officer incumbent of the Investments Accounts – “Circular” N. 3248/2004

JOSÉ ROBERTO HAYM
Officer incumbent of the Deposit Accounts – Rules (“Resoluções”) N. 2025/1993 and 2078/194 and “Circular” N. 2452/1994 Officer incumbent of the Commercial Portfolio Officer incumbent oF the Investments Accounts – “Circular” N. 3248/2004;

LUIZ MAURÍCIO LAMENZA DE MORAES JARDIM
Officer incumbent of Swap Transactions – Rule (“Resolução”) N. 2873/2001 Officer incumbent of the Committed Transactions – Rule (“Resolução”) N. 2950/2002 Officer incumbent of the Payments System “SPB” – Rule (“Circular”) N. 3060/2001 Officer incumbent of Liquidity Risk Control – Rule (“Resolução”) N. 2804/2000

MARCELO LUIS ORTICELLI
Officer incumbent of the Risk Management – Rules (“Resolução”) N. 2692/2000 and “Circular” N. 2972/2000.

MÁRCIA KLINKE DOS SANTOS
Officer incumbent of Money Laundry Prevention (Law N. 9631/1998) - Rule (“Circular”) N. 2852/1998.

OSIAS SANTANA DE BRITO
Officer incumbent of the Accounting and Auditing Department – Rules ("Resoluções”) N. 2267/1996 and 2771/2000 and “Circular” N. 2676/1996.

RICARDO STERN
Officer incumbent of the Investment Portfolio.

ROBERTO LAMY
Officer incumbent of Risk Department in the Wholesale Banking Group – Rule (“Circular”) N.2977/2000.

ROGÉRIO CARVALHO BRAGA
Officer incumbent of Real Estate Credit Portfolio; Officer incumbent of the Management of the Credit, Financing and Investment Portfolio; Officer incumbent of the Deposit Accounts – Rules (“Resoluções”) N. 2025/1993 and 2078/194 and “Circular” N. 452/1994; Officer incumbent of the Leasing Portfolio; Officer incumbent of the Investments Accounts - “Circular” N. 3248/2004.

ALFREDO ALTHEN SCHIAVO
Officer incumbent of the Management of the Investment Funds.

São Paulo, April 08, 2005. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Gabriel Jorge Ferreira, Israel Vainboim e Joaquim Francisco de Castro Neto. This minute is a revised copy of the original transcribed in the proper Corporate Book.

São Paulo, April 08, 2005.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 11, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.